October 30, 2019

Eric Levin
Chief Financial Officer
Warner Music Group Corp.
1633 Broadway
New York, New York 10019

       Re: Warner Music Group Corp.
           Draft Registration Statement on Form S-1
           Submitted October 1, 2019
           CIK No. 0001319161

Dear Mr. Levin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Submitted October 1, 2019

Dividend Policy, page 47

1. Please revise your disclosures to clarify whether you intend to continue paying a variable dividend in the fourth quarter of each fiscal year as discussed on page F-87. Also, please revise your disclosure to disclose the dividends per share paid to date to put your disclosure in context. Refer to Item 201(c) of Regulation S-K.
2. Please demonstrate to us that you have a reasonable basis for concluding that you expect to have earnings and cash flows sufficient to cover the projected dividend.
3. We note your disclosure regarding your dividend policy and contractual restrictions with respect to the payment of dividends. Please describe the most significant restrictions on
 Eric Levin
Warner Music Group Corp.
October 30, 2019
Page 2
         the payment of dividends, indicating their sources, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Please refer to
         Rule 4-08(e) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
53

4. Please revise your discussion to describe material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2) of Regulation S-K and the
         Commission's Guidance Regarding Management Discussion and Analysis of Financial
         Condition and Results of Operations, Release No. 33-8350.
Critical Accounting Policies
Revenue and Cost Recognition, page 98

5. Please provide disclosure about your critical accounting estimates and assumptions under
         ASC 606. Additionally, please disclose the impact of such estimates and assumptions on your financial condition and operating performance. Refer to SEC Release No. 33-8350.
Certain Relationships and Related Party Transactions
Relationship with Access Following this Offering
Shareholder Agreement, page 151

6. We note that your Shareholder Agreement with Access will govern your relationship with
         Access following the offering, including matters related to corporate governance, board nomination rights and information rights. Please revise your disclosure to discuss the material terms of the Shareholders Agreement, and include any material risk factors as applicable.
Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

7. Please present basic and diluted earnings per share for each period presented pursuant to
         ASC 260-10-45. Also, provide the disclosures required by ASC
260-10-50.
Consolidated Statements of (Deficit) Equity, page F-7
FirstName LastNameEric Levin
8. Please disclose your dividends per share for each period presented here and in the selected
Comapany NameWarner Music Group Rule 3-04 of Regulation S-X and Instruction 2 to Item 301
       financial data section. Refer to Corp.
       of Regulation S-K.
October 30, 2019 Page 2
FirstName LastName
 Eric Levin
FirstName LastNameEric Levin
Warner Music Group Corp.
Comapany NameWarner Music Group Corp.
October 30, 2019
Page 3
October 30, 2019 Page 3
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services